

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 9, 2015

Angelo Marino
President
Earth Life Sciences Inc.
7000 Chemin Cote de Liesse
Suite 8
Montreal, Quebec Canada H4T 1E7

> **Re: Earth Life Sciences Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed May 28, 2015**
> **Form 8-K**
> **Filed April 24, 2014 and June 9, 2014**
> **File No. 001-31444**

Dear Mr. Marino:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Evaluation of Disclosure Controls and Procedures, page 18

1.   Please provide the disclosures pursuant to Item 307 of Regulation S-K.

Internal Control Over Financial Reporting, page 18

2.   Refer to the second paragraph. Revise your reference to "internal controls and procedures" to "internal control over financial reporting."

Financial Statements

Independent Registered Public Accounting Firm Report

3.   We note that your total expenditure exceeded $100,000 in FY 2013, you granted stock options and you executed a merger in FY 2014. As such, it appears that you do not meet the conditions of Rule 3-11 of Regulation S-X for treatment as an inactive registrant. Please provide audited financial statements including an audit report from your independent registered public accounting firm covering both fiscal years or tell us the basis of your conclusion that you are not required to do so.

Statement of Cash Flows, page F-4

4.   With respect to your statements of cash flows for all periods presented, please revise and reflect all items within operating, investing and financing activities and reconcile the ending balances of cash to the beginning balances and the net change in cash for all periods in accordance with ASC 230-10. For example, we note that you had activities in convertible debts and loans payable during the fiscal year ended December 31, 2014 and for six months ended June 30, 2015.

Notes to the Financial Statements

5.   Please revise the notes to the financial statements to provide the applicable information for your fiscal year ended December 31, 2013.

6.   Please provide disclosures for each of your loan payable totaling $506,278 as of December 31, 2014. We are unable to locate a line item, "Due to Related Parties," on your balance sheets on page F-1. We also note your reference in the balance sheets to Note 3.

Note 7 – Income Taxes, page F-8

7.   Refer to the second paragraph. Please revise to include the 2014 information.

Form 8-K

8.   On Form 8-K filed on April 24, 2014, you indicated that the Company executed a merger with Earth Life Sciences, Inc. on March 31, 2014 and will change its business to focus on the emerging medical markets. We note that the Company's name had changed to Earth Life Sciences, Inc. as of December 31, 2014. Please tell us the detail of the merger and how you accounted for such a transaction.

9.   Further, we note your 8-K filed June 9, 2014 states that FINRA approved a 1 for 40 reverse stock splits for the Company. Please tell us the whether the stock split approved by your Board of Directors occurred during the year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications